Whitehall Jewelers Holdings, Inc.

125 South Wacker Dr., Ste. 2600

Chicago, IL 60606

December 26, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: H. Christopher Owings, Esq., Assistant Director

Re:	Withdrawal of Request for Acceleration Whitehall Jewelers Holdings, Inc. (formerly known as BTHC VII, Inc.) (the "Registrant") Form S-1, Amendment No. 5 filed on December 20, 2007 File No. 333-145863

Mr. Owings:

The Registrant hereby withdraws its previous acceleration request letter filed with the Securities and Exchange Commission on Thursday, December 20, 2007. Please call Alon Harnoy of Schulte Roth & Zabel LLP, counsel to the Registrant, at (212) 756-2053 with any questions regarding this matter.

Very truly yours, Whitehall Jewelers Holdings, Inc.

By:	/s/ Edward A. Dayoob
Edward A. Dayoob Chief Executive Officer